Bridgewell Preferred Income, LP

496 Delaney Ave, Ste 408

Orlando, Florida 32801

January 22, 2018

Securities Exchange Commission

Re:	Bridgewell Preferred Income, LP (the “Company”)
Offering Statement on Form 1-A Withdrawal of Qualification Request

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification previously requested be withdrawn.

Sincerely,

John Parrett

Manager

Preferred Fund Manager, LLC

General Partner